

July 3, 2012

Via E-mail
James A. Wilhelm
President and Chief Executive Officer
Standard Parking Corporation
900 N. Michigan Avenue
Suite 1600
Chicago, IL 60611-1542

  Re: Standard Parking Corporation
     Revised Preliminary Proxy Statement on Schedule 14A
     And Documents Incorporated by Reference
     Filed June 22, 2012
     File No. 000-50796

Dear Mr. Wilhelm:

   We have reviewed your responses to the comments in our letter dated May 24, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page i

Reasons for the Merger, page iv

1. Please revise to remove the word "substantial" from the last sentence in this section on page iv.

Impact of the Stock Issuance on our Existing Stockholders, page v

2. We note your response to our prior comment 14. Please revise this section to disclose the approximate percentage ownership of the Central Parking stockholders based on the total number of shares of your common stock issued and outstanding in addition to the ownership percentage on a diluted basis that you currently disclose.

Material United States Federal Income Tax Consequences of the Merger to Standard Parking and its Stockholders, page vi

3. Please disclose when Standard Parking will determine how to treat and report the merger for U.S. federal income tax purposes.

<u>Selected Unaudited Pro Forma Condensed Combined Financial Information, page xii</u>

4. We note from page xii that the March 31, 2012 pro forma statement of operations has been presented as though the merger occurred on January 1, 2012. Please revise this date to January 1, 2011.

<u>Questions and Answers, page 1</u>

<u>Risk Factors, page 14</u>

5. We note your response to our prior comment 22 and reissue in part. Please revise to remove the fourth and fifth sentences in your introductory paragraph of your Risk Factors section on page 14, as risks that are not deemed material or not currently known should not be referenced in this section.

<u>Third parties may terminate or alter existing contracts with Central Parking, page 21</u>

6. We note your revised disclosure in response to our prior comment 23 that you do not anticipate that you will know whether any of Central Parking's contracts *will* be terminated by third parties or renegotiated pursuant to change of control clauses until the merger has been completed. Please revise to quantify the number or otherwise describe the scope of contracts that have such change of control or similar clauses so that investors understand the magnitude of existing contracts that *may* be terminated or altered.

<u>The Merger, page 32</u>

<u>Reasons for the Merger, page 40</u>

<u>Success with Prior Acquisitions, page 45</u>

7. We note your response to our prior comment 36 and reissue in part. Please revise to clarify what you mean by "substantially" by providing quantitative information.

<u>Opinion of Standard Parking's Financial Advisor, page 47</u>

8. Please refer to the "Selected Public Companies Analysis" on pages 50-51 prepared by BofA Merrill Lynch and presented to the company's Board in connection with the delivery of the fairness opinion. We note that the implied transaction value exceeded the implied equity value reference range for Central Parking. Given that this particular analysis constituted one of the material financial analyses prepared and presented by BofA Merrill Lynch, please disclose how the financial advisor factored this implied value comparison into its overall analysis in formulating its opinion.

Central Parking Financial Analyses, page 50

9. We note your response to our prior comments 45 and 47 and reissue in part. Please revise to disclose the enterprise value to EBITDA multiples for each selected company on page 51 and each selected precedent transaction on page 52. Although we note that BofA Merrill Lynch did not focus on a multiples-to-multiples comparison, the requested information will help investors understand how these analyses support the conclusion that the transaction is fair from a financial point of view. Please also consider putting these data points in context by explaining that BofA Merrill Lynch focused on implied reference ranges rather than on a multiples-to-multiples comparison. In addition, please revise to briefly explain the other factors that BofA Merrill Lynch took into account to select the ranges it used in its analyses. In this regard, we note your disclosure on page 51 that "[b]ased on its professional judgment and after taking into consideration, *among other things*, the observed multiples for the selected companies, BofA Merrill Lynch applied selected ranges . . ." and your disclosure on page 52 that "[b]ased on its professional judgment and after taking into consideration, *among other things*, the observed multiples for the selected companies, BofA Merrill Lynch applied a selected range . . . ."

Certain Financial Projections, page 56

10. Please refer to the third full paragraph on page 57. While it is appropriate to explain the context in which these projections were considered by the company's Board and financial advisor, it is inappropriate to disclaim reliance on information contained in the proxy statement. Please revise this paragraph accordingly.

Central Parking's Business, page 101

General, page 101

11. We note your disclosure on pages 115 and F-16 regarding the terms of Central Parking's arbitration, which include the relinquishment of the ownership interests in one of Central Parking's joint ventures. With a view towards revised disclosure, please advise as to whether the disclosure on page 101 and elsewhere in this section, which appears to speak as of March 31, 2012, has been revised to reflect the terms of the arbitration.

Parking Industry, page 101

12. Please provide support for the beliefs described in the first two sentences in the second paragraph of this section.

Central Parking Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

13. Reference is made to the last sentence on page 113. Please revise the "first" quarter and first six months of fiscal years 2012 and 2011 to "second" quarter. Similarly revise the first and last paragraphs on page 116 and first paragraph on page 118 to reference the second quarter rather than the first.

Results of Operations, page 115

14. Reference is made to the table representing the significant components of parking revenue. Please reconcile the total amounts represented within the table with total parking revenues presented on the face of the income statements for the respective periods. Alternatively, explain why the amounts in the table in total do not equal total parking revenues presented on the income statement. Similarly revise your disclosure on page 117.

Unaudited Pro Forma Combined Financial Information, page 130

Unaudited Pro Forma Interim Combined Statement of Operations, page 136

Transactions costs

15. We note from the Summary section in the front of the document that you anticipate total merger and integration costs of approximately $39 million and approximately $9 million of the total anticipated costs had been incurred as of May 31, 2012. Please note that to the extent that such amounts are material non-recurring charges, directly attributable to the transaction and factually supportable, they should be excluded from the pro forma income statement. That is, to the extent any transaction costs have been incurred, are included in the income statements for year-end or interim periods presented, and meet the criteria stated above, please remove such charges from the respective pro forma income statement.

Notes to the Unaudited Pro Forma Combined Financial Information, page 137

Notes to Unaudited Pro Forma Combined Balance Sheet, page 141

16. Reference is made to note (F). Based upon your disclosures on page 138, it appears that the Central Parking debt amount of $206,530 is net of cash acquired of $10,318 and the payment pursuant to bonus retention program of $5,000. In this regard, please explain why it appears the calculation for cash impact includes a separate line for cash bonus and cash acquired of $5,000 and $10,318, respectively, when such amounts appear to be already netted within the repayment of Central Parking debt amount of $205,825. Please advise or revise.

Notes to Unaudited Pro Forma Combined Statement of Operations, page 144

17. Please revise note (4) to provide the outstanding balance on each facility in adjustment (b).

18. Reference is made to notes (6) and (7). Please tell us how the expected revenue and cost of parking services on owned real property that is expected to be operated as leased property and the revenue and cost of parking services on real property that is expected to be operated for a management fee after the sale of Prop Co meet the factually supportable criteria under Regulation S-X, Article 11-02(b)(6). In this regard, estimated revenues and costs provided by forecasts of information are not considered factually supportable. Please remove the adjustment for estimated revenues and expenses or advise.

19. Please provide us and revise note (9) to include the calculation showing how the income tax adjustment was calculated or determined as we were unable to do so based upon the statutory rates provided in the revised footnote.

Financial Statements, page F-1

KCPC Holdings, Inc. March 31, 2012 Financial Statements, page F-2

Consolidated Statements of Cash Flows, page F-4

20. We note your response to our prior comment 93. Please explain to us in further detail the nature of the "changes in filing positions" that resulted in such a significant reduction in your state income tax liability and generated an income tax benefit in the first quarter of fiscal 2012. Furthermore, please explain the changes in filing positions during the quarter ended March 31, 2012 which resulted in additional tax due for Central Parking's 2011 fiscal year and why it was appropriate to be recorded in fiscal 2012. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Mark D. Wood
        Katten Muchin Rosenman LLP